Exhibit 99.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 12, 2008 and reviewed and approved by the Board of Directors of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company").  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Association National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three months ended March 31, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007.

Non-GAAP Measures – This MD&A contains the term cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the Operating netback and cash flow from operations section of this MD&A, a reconciliation has been prepared of cash flow from operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relate to forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending.  Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This document may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations.  There is no certainty that any portion of these accumulations or estimated accumulations in this document may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business of Canadian Superior

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas primarily in Western Canada and offshore Nova Scotia, Canada and Trinidad and Tobago.

Canadian Superior Energy Inc.	Q1 2008 MD&A	Page 1

Operating netback and cash flow from operations

	($ thousands)			($ per boe)
Three months ended March 31,	2008	2007	% change	2008	2007	% change
Revenue
Petroleum and natural gas sales	16,146	12,756	27	57.05	48.92	17
Transportation	(214)	(158)	(35)	(0.76)	(0.61)	(25)
Royalties net of royalty tax credit	(3,324)	(2,316)	(44)	(11.74)	(8.88)	(32)
	12,608	10,282	23	44.55	39.43	13
Operating expenses	2,091	2,073	1	7.39	7.95	7
Operating netback(1)	10,517	8,209	28	37.16	31.48	18
General and administrative	2,371	1,924	(23)	8.38	7.38	(14)
Interest and other income	(207)	(831)	(75)	(0.73)	(3.19)	(77)
Foreign exchange (gain) loss	(1,678)	89	1,985	(5.93)	0.34	1,837
Interest	717	557	(29)	2.53	2.14	(19)
Current taxes	120	--	n/a	0.42	--	n/a
Cash flow from operations(1)	9,194	6,470	42	32.49	24.81	31
Changes in non-cash working capital	(3,310)	(2,100)	(58)	(11.69)	(8.05)	(45)
Cash used by operating activities	5,884	4,370	35	20.80	16.76	24
(1) Non-GAAP measure

For the three months ended March 31, 2008, cash flow from operations was $9.2 million compared to $6.5 million in 2007.  The increase in cash flow from operations is mainly due to increased petroleum and natural gas sales and the impact of foreign exchange gains related to the Company’s Trinidad and Tobago “Intrepid” Block 5(c) project.

Production

	Three months ended
March 31,	2008	2007

Natural gas (mcf/d)	15,123	13,984
Crude oil and natural gas liquids (bbls/d)	590	566
Total Production (boe/d) (6:1)	3,110	2,897

Canadian Superior’s production for the first quarter averaged 3,110 boe per day.  Successful drilling results and new well tie-ins more than offset natural declines in existing production.

Petroleum and natural gas sales, net of transportation

($ thousands, except where otherwise noted)	Three months ended
March 31,	2008	2007

Petroleum and Natural Gas Sales, net of transportation
Natural gas	11,209	9,703
Crude oil and natural gas liquids	4,723	2,896
Total	15,932	12,599
Average Sales Price
Natural gas ($/mcf)	8.14	7.71
Crude oil and natural gas liquids ($/bbl)	88.02	56.81
Total ($/boe)	56.29	48.32

Canadian Superior Energy Inc.	Q1 2008 MD&A	Page 2

Petroleum and natural gas sales, net of transportation (“petroleum and natural gas sales”) were $15.9 million in the first quarter of 2008, consisting of $11.2 million in natural gas and $4.7 million of crude oil and natural gas liquids sales.  During the quarter, Canadian Superior realized an average sales price of $56.29 per bbl compared to $48.32 per bbl in 2007.  The increase in petroleum and natural gas sales is due to increased production and higher realized prices in 2008 compared to 2007.

At March 31, 2008, the Company has hedged 2,000 GJs per day of natural gas production at $7.05 per GJ.  The remainder of the Company’s production is sold on the spot market.

Royalties

($ thousands, except where otherwise noted)	Three months ended
March 31,	2008	2007

Royalties
Crown	2,648	1,892
Freehold and overriding	676	424
Total	3,324	2,316
Royalties per boe	11.75	8.88
Average royalty rate (%)	20.9	18.2

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the first quarter of 2008 were $3.3 million or 20.9% of total petroleum and natural gas sales compared to $2.3 million or 18.2% in 2007.

Operating expenses

Operating expenses were consistent with prior year at $2.1 million or $7.39 per boe for the first quarter of 2008 compared to $2.1 million or $7.95 per boe in 2007.

General and administrative expenses

($ thousands, except where otherwise noted)	Three months ended
March 31,	2008	2007

Gross general and administrative expense	4,128	3,733
Capitalized general and administrative expense	(1,757)	(1,809)
Net general and administrative expense	2,371	1,924
General and administrative expense ($/boe)	8.38	7.38

For the three months ended March 31, 2008, general and administrative (“G&A”) expense was $2.4 million or $8.38 per boe.  The increase from the first quarter of 2007 is mainly due to costs incurred to continue to develop the technical team and resources needed for the “Intrepid” Block 5(c) project in Trinidad and Tobago.

Stock based compensation

During the three months ended March 31, 2008, Canadian Superior incurred stock based compensation expenses of $1.6 million compared to $1.8 million in 2007.

Depletion, depreciation and accretion

Depletion, depreciation and accretion ("DD&A") was $8.7 million or $30.68 per boe for the three months ended March 31, 2008. In calculating DD&A expense for 2007 the Company included an estimated $7.5 million (2007 - $9.3 million) for future development capital associated with proven undeveloped reserves and excluded $48.8 million (2007 - $69.0 million) related to unproved properties and projects under construction or development.  Of the costs excluded $9.8 million (2007 - $22.2 million) relates to Western Canada, $8.7 million (2007 - $8.5 million) to East Coast Canada and $30.3 million (2007 - $38.3 million) to Trinidad and Tobago.  Canadian Superior’s DD&A per boe is high compared to other exploration and production companies its size, due to significant expenditures

Canadian Superior Energy Inc.	Q1 2008 MD&A	Page 3

incurred to drill and evaluate the Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilled exploration and development wells.  The Company had a future income tax reduction for the first quarter of 2008 of $0.1 million.

At March 31, 2008, the Company had $174.7 million in tax pools and $3.2 million in non-capital losses that are available for future deduction against taxable income.

March 31
($ thousands)	2008
Canadian exploration expense	18,542
Canadian oil and gas property expense	50,030
Canadian development expense	52,573
Undepreciated capital costs	27,304
Share issue costs	4,491
Foreign exploration expense	20,978
Other	767
Total	174,685

Non-capital losses expire as follows:

($ thousands)
2008	--
2009	--
2010	--
2011 and thereafter	3,190
3,190

Capital expenditures

($ thousands)	Three months ended
March 31,	2008	2007

Acquisitions (dispositions)	(940)	2
Exploration and development	10,676	6,809
Plants, facilities and pipelines	148	1,097
Land and lease	351	2,602
Capitalized expenses	1,757	1,809
Net capital expenditures	11,992	12,319

The Company invested $12.0 million for capital expenditures during the first quarter of which the majority was spent on testing of the “Victory” well and the drilling of the “Bounty” well offshore Trinidad.  In addition, the Company drilled 6 gross wells (5.0 net) in Western Canada.

Acquisition

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

Canadian Superior Energy Inc.	Q1 2008 MD&A	Page 4

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

Liquidity and capital resources

($ thousands)
March 31,	2008	2007
Working capital surplus excluding revolving credit facility	29,467	8,139
Revolving credit facility	(40,786)	(15,451)
Working capital deficit	(11,319)	(7,312)

As at March 31, 2008, Canadian Superior had a working capital deficit of $11.3 million.  The Company had drawn $40.8 million against the $45 million revolving credit facility (“credit facility”) at a variable interest rate of prime + 1%.  The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company.  The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding.  The borrowing base of the credit facility is subject to an annual review by the lender.  The Company had $5.6 million in cash and short-term deposits and $14.6 million of term deposits posted as security against the remaining Offshore Nova Scotia work expenditure bids.

The Company generally relies on cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity.  Cash is primarily used, and will continue to be used, to fund acquisitions, exploration and development of petroleum natural gas properties, expenses for continued operations, G&A costs and/or repayment of principal and interest outstanding on the credit facility.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes.  A significant decrease in commodity prices could materially impact the Company's future cash flow from operations and liquidity.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.  At March 31, 2008, Canadian Superior has hedged 2,000 GJs per day of natural gas production at $7.05 per GJ.  The remainder of the Company’s production is sold on the spot market.  Management is currently evaluating various options to mitigate its commodity price risk.  The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions.

Canadian Superior’s 2008 exploration and development program will be financed through a combination of cash flow from operations, credit facility utilization, additional equity financings, potential farm outs or joint ventures and possibly through the release of secured offshore term deposits as additional work expenditures are incurred.

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Contingencies and commitments

Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”).  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. Recently the CNSOPB implemented an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of March 31, 2008, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At March 31, 2008, the Company’s owned 100% of five exploration licenses that have aggregate work expenditure outstanding of $55.1 million and $14.6 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company has contracted the Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Company’s Trinidad and Tobago “Intrepid” Block 5 (c). In 2008, the Company completed the drilling and evaluation of the first well and currently is in the process of drilling the second well of the three well program.  The Company estimates that the costs to drill the second and third wells to be in the range of US $65.0 million to US $75.0 million gross per well.

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be in the range of US $15.0 million per well, with the 3D seismic program to be completed in 2008 or early 2009 at a net cost to the Company of approximately US$ 20.0 million.

Flow-through shares

At March 31, 2008, the Company had yet to incur approximately $21.7 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2008.

Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Related parties transactions

During the three months ended March 31 2008, the Company paid $0.5 million (2007 - $0.3 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2007, the Company invoiced $0.2 million (2006 - nil), at market rates, to this related party company for payroll services.

At March 31, 2008, Canadian Superior is carrying a receivable in the amount of US$15.0 million (December 31, 2007 – US$19.7 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and director.  These receivables pertain to transactions for Canadian Superior’s “Intrepid” Block 5(c) project at Trinidad.  These transactions were incurred under normal industry terms and conditions.

Canadian Superior Energy Inc.	Q1 2008 MD&A	Page 6

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at May 12, 2008, the Company had 148.7 million Class A common shares and 16.8 million stock options issued and outstanding.

Financial Instruments

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Risk Management

In order to manage the Company’s exposure to commodity price, interest rate and foreign exchange risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and convertible preferred shares are denominated in U.S. dollars. In addition, the Company purchases significant amounts of property, plant and equipment denominated in U.S. dollars for the Company’s Trinidad operations.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2008.

Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

Canadian Superior Energy Inc.	Q1 2008 MD&A	Page 7

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.  At March 31, 2008, the following commodity price risk contract was in place:

Term	Contract	Volume (GJs/d)	Fixed price	Unrealized loss at March 31, 2008
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	(796)

The estimated fair value of this contract was determined based on estimates from a third party broker.

Adoption of new accounting policies

On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure.

On January 1, 2008, the Company prospectively adopted the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

The Canadian Accounting Standards Board has adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and the Company will be required to report according to IFRS standards for the year ended December 31, 2011.  The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on the Company’s results of operations, financial position and disclosures.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on 2008 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the three months ended March 31, 2008:

Petroleum and
Natural Gas
($ thousands)	Sales (1)
Change in average sales price for natural gas by $1.00/mcf	1,376
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	54
Change in natural gas production by 1 mmcf/d (2)	741
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	801

(1)	Reflects the change in petroleum and natural gas sales for the three months ended March 31, 2008. Balances have not been annualized.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the three month period ended March 31, 2008.

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Quarterly financial summary
($ thousands except per share and production amounts)

		2008 2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production
Natural gas mcf/d	15,123	15,366	12,838	11,802	13,984	14,417	12,983	12,674
Oil and natural gas liquids bbl/d	590	636	516	656	566	770	645	570
Total boe/d	3,110	3,197	2,656	2,623	2,897	3,173	2,808	2,682

Petroleum and natural gas sales	15,932	13,039	10,248	11,961	12,599	13,327	11,185	10,839
Net income (loss)	(1,863)	(9,129)	(2,865)	2,187	(129)	(4,839)	(5,753)	254
Earnings (loss) per share - basic	(0.01)	(0.07)	(0.02)	0.02	0.00	(0.04)	(0.05)	0.00
Cash flow from operations	9,194	3,033	2,101	2,251	6,470	5,409	3,992	5,341
Cash flow per share - basic	0.07	0.02	0.02	0.02	0.05	0.05	0.03	0.04

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure.

Our management, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure control and procedures as of March 31, 2008. Based on this evaluation, our management concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“MI 52-109”), as of March 31, 2008 was not effective to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

The Company determined that material weaknesses in internal control over financial reporting including the lack effective controls or procedures related to significant accounts and processes, not maintaining segregation of duties over automated and manual transactions and not maintaining effective control over the safeguard of monetary assets existed as of December 31, 2007.

Management, with oversight from the Audit Committee of the Board of Directors, has been aggressively addressing the aforementioned material weaknesses. During the first quarter of 2008, the Company appointed a new CFO and Corporate Controller and key additional operational accounting and financial reporting staff, of which a number are Chartered Accountants with Canadian and US financial and regulatory reporting experience. In addition, the Company is in the process of performing a comprehensive review and redesign of internal controls over financial to ensure effective internal controls related to significant accounts and processes, adequate segregation of duties and safeguarding of monetary assets.

Additional information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Corp., Suite 2700, 605 – Fifth Avenue S.W., Calgary, Alberta, Canada T2P 3H5 and on the Company’s website at www.cansup.com.

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